UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Crosstex Energy, L.P.

(Name of issuer)

Common Units Representing Limited Partnership Interests

(Title of class of securities)

22765U102

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 22765U102	Page 2 of 8 Pages

(1)	Names of reporting persons Swank Capital, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,367,443
(7) Sole dispositive power 0
(8) Shared dispositive power 3,367,443
(9)	Aggregate amount beneficially owned by each reporting person 3,367,443
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.6% **
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 22765U102	Page 3 of 8 Pages

(1)	Names of reporting persons Cushing MLP Asset Management, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,367,443
(7) Sole dispositive power 0
(8) Shared dispositive power 3,367,443
(9)	Aggregate amount beneficially owned by each reporting person 3,367,443
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.6% **
(12)	Type of reporting person (see instructions) PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

SCHEDULE 13G/A

CUSIP No. 22765U102	Page 4 of 8 Pages

(1)	Names of reporting persons Jerry V. Swank
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 3,367,443
(7) Sole dispositive power 0
(8) Shared dispositive power 3,367,443
(9)	Aggregate amount beneficially owned by each reporting person 3,367,443
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.6% **
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

**	SEE ITEM 4(b).

Page 5 of 8 Pages

SCHEDULE 13G/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Capital, L.L.C., a Texas limited liability company (“Swank Capital”), Cushing MLP Asset Management, LP, a Texas limited partnership (“Cushing Management”), and Mr. Jerry V. Swank, the principal of Swank Capital and Cushing Management, relating to Common Units Representing Limited Partnership Interests (the “Common Units”) of Crosstex Energy, L.P., a Delaware limited partnership (the “Issuer”).

This Amendment relates to Common Units of the Issuer purchased by Cushing Management through the accounts of certain private funds and managed accounts (collectively, the “Cushing Accounts”). Cushing Management serves as the investment adviser to the Cushing Accounts and may direct the vote and dispose of the 3,367,443 Common Units held by the Cushing Accounts. Swank Capital serves as the general partner of Cushing Management and may direct Cushing Management to direct the vote and disposition of the 3,367,443 Common Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 3,367,443 Common Units held by the Cushing Accounts.

This Amendment amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

Crosstex Energy, L.P.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2501 Cedar Springs

Dallas, Texas 75201

Item 2(a)	Name of Person Filing.

Swank Capital, L.L.C. (“Swank Capital”), Cushing MLP Asset Management, LP (“Cushing Management”) and Mr. Jerry V. Swank.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

8117 Preston Road, Suite 440

Dallas, Texas 75225

Item 2(c)	Citizenship or Place of Organization.

Swank Capital is a limited liability company organized under the laws of the State of Texas. Cushing Management is a limited partnership organized under the laws of the State of Texas. Mr. Swank is the principal of Swank Capital and Cushing Management, and is a United States citizen.

Page 6 of 8 Pages

Item 2(d)	Title of Class of Securities.

Common Units Representing Limited Partnership Interests (the “Common Units”).

Item 2(e)	CUSIP Number.

22765U102

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 3,367,443 Common Units.

(b)

Swank Capital, Cushing Management and Mr. Swank are the beneficial owners of 6.6% of the outstanding Common Units. This percentage is determined by dividing 3,367,443 by 50,656,490, the number of Common Units issued and outstanding as of October 26, 2011, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2011.

Page 7of 8 Pages

(c)

Cushing Management, as the investment adviser to the Cushing Accounts, may direct the vote and dispose of the 3,367,443 Common Units held by the Cushing Accounts. Swank Capital, as the general partner of Cushing Management, may direct it to direct the vote and dispose of the 3,367,443 Common Units held by the Cushing Accounts. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 3,367,443 Common Units held by the Cushing Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated February 10, 2012, by and among Swank Capital, Cushing Management and Mr. Swank.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

SWANK CAPITAL, L.L.C.

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

CUSHING MLP ASSET MANAGEMENT, LP

By:	Swank Capital, L.L.C., its general partner

By:	/s/ Jerry V. Swank
Jerry V. Swank
Managing Member

/s/ Jerry V. Swank
Jerry V. Swank